Exhibit 99.2

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED OCTOBER 31, 2013

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated February 25, 2014 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. The discussion and analysis should be read together with the annual audited financial statements for the year ended October 31, 2013 and related notes attached thereto (the “YE Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Overall Performance

The following summarizes the significant events and transactions in the Lewis Gold Project and our financing activities during and subsequent to the most recent fiscal year, November 2012 to October 2013, with emphasis, where appropriate, on the fourth fiscal quarter August 2013 to October 2013. It should be noted that in March and April 2011 we completed two private placement financings generating gross proceeds of $395,000. These financings are the principal source of our cash position at the fiscal quarter end October 31, 2013 being $85,940 upon which we base our operations and activities for the fiscal year currently under way.

Lewis Gold Project, Nevada

During the past three fiscal years the joint venture has minimized expenditures on the Lewis Gold Project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended $44,721 in December 2012 as our portion of the advance royalty payment for 2013. During the 2013 fiscal year we expended a net $118,956 on our 60% portion of JV costs. These costs are set out in Note 5 to the YE Financial Statements. Other than the advance royalty, $37,613 was expended on 2013 tenure carrying costs, $29,127 on contractors and geological staff and $7,495 was expended for assay and storage costs associated with the Lewis claims.

Also as set out in Note 5, in November 2013 the joint venture made a payment of USD $76,499 in respect of the advance royalty for calendar year 2014, of which our portion was USD $45,899 translated as CAD $48,630. This December 2013 payment indicates the intention of the joint venture partners to continue with our tenure and development of the Lewis Gold Project. However, because the joint venture had not pursued any material levels of on-the-ground exploration during the Company’s 2009, 2010 and 2011 fiscal years, management made the determination in fiscal 2011 that the carrying value was impaired. Accordingly, the carrying value for accounting purposes was fully written off and an impairment charge of $7,933,976 was recognized in that year. During the 2012 and 2013 fiscal years we have, quarter by quarter, reclassified continuing exploration costs for the Lewis Gold Project from deferred costs on the statement of financial position to our statement of comprehensive loss, as the operating expense Exploration expenditures.

It is important to note that management continues to regard the Lewis Gold Project as a mineral property of merit and we continue to assess further stages of exploration and evaluation.

Other projects

There have been no significant changes to the information set out in Note 5 to our October 31, 2009 annual audited financial statements about the Mount Kare project in Papua New Guinea, which has been fully written off in prior years. This project remains in liquidation and we do not anticipate any proceeds to our benefit. In March 2012 the Company sold all its interest in the Belencillo project in Panama, for ultimate total net cash proceeds of $67,763 as set out in our annual audited financial statements for the year ended October 31, 2012.

Madison Minerals Inc.
Year ended October 31, 2013
Management Discussion and Analysis
Page 2 of 8

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the YE Financial Statements, our financial reporting assumes continuing operations in the normal course of business. We believe this presumption is supported by the financings successfully completed approximately three years ago in March and April 2011, although our ability to continue similar financings on acceptable terms or at all cannot be assured. However, as set out below in the section “Liquidity”, the Company currently has a working capital deficiency and its ability to pay its current obligations as they become due depends on the willingness of certain related party creditors to not require payment of amounts accrued as payable to them.

At this stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that during fiscal 2013 the Company has drawn down its total cash resources by a net $317,912 as set out in the statement of cash flows, and that as at October 31, 2013 the Company had a working capital deficiency of $345,065 and a deficiency in shareholders’ equity of $335,782. Accordingly, Note 1 to the YE Financial Statements states that substantial doubt has been raised about our ability to continue as a going concern by the uncertainties described in that note.

Results of Operations – Selected Annual Information

The following table provides a brief summary of Madison’s financial operations. For more detailed information, refer to the YE Financial Statements.

	Year Ended October 31, 2013	Year Ended October 31, 2012	Year Ended October 31, 2011
Total revenues	nil	$100,000(Note 1)	nil
Loss for the year(Note 2)	($418,000)	($256,370)	($8,172,102)
Basic and diluted earnings (loss) per share	($0.01)	($0.01)	($0.21)
Total assets	$130,480	$449,343	$603,288)
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

Note 1:	Non-cash proceeds of shares received for property disposition as set out in Note 5 re: Belencillo concession, Panama.

Note 2:	Fiscal 2011 includes a non-cash charge of $7,933,976 on recognition of impairment of the Company’s interest in the Lewis Gold Project.

During the fiscal year ended October 31, 2013, total assets decreased to $0.130 million from $0.449 million at October 31, 2012, principally due to the drawdowns in cash as set out in the statement of cash flows. Our accrued liabilities owing to related parties as discussed below under Related Party Transactions, increased by $67,520. The net income or loss experienced by Madison is subject to wide variations arising from such matters as resource project write-downs and dispositions, exploration expenditures incurred and charged to the statement of comprehensive loss, and variations in our agreed share of certain office and administration costs incurred in shared premises and with shared staff; these factors are inherently subject to wide variation.

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the Company while doing so. For the year ended October 31, 2013 we decreased our cash resources by $318,000 made up of the following: cash consumed by operations $299,000; and net funds advanced to our joint venture partner $19,000. In the comparable 2012 fiscal year, we decreased our cash resources by $69,000 made up of the following: cash consumed by operations $128,000; cash proceeds from the sales of shares received on the sale of our Belencillo project $68,000 and net funds advanced to our joint venture partner $9,000. In each year the net funds advanced to the joint venture partner were subsequently paid to us by the partner.

In the 2013 fiscal year, the principal components of our expenditures on the Lewis Project were $45,000 for the advance royalty payment, $29,000 for geological contractors, and $45,000 for land, legal, insurance and assay storage costs. In the 2012 fiscal year, the principal components of our expenditures on the Lewis Project were $44,000 for the advance

Madison Minerals Inc.
Year ended October 31, 2013
Management Discussion and Analysis
Page 3 of 8

royalty payment, $12,000 for geological contractors, and $25,000 for land, legal, insurance and assay storage costs. Details of these costs are set out in Note 5 to the YE Financial Statements.

During the fiscal year ended October 31, 2012, total assets decreased to $0.449 million from $0.603 million at October 31, 2011, principally due to the drawdowns in cash as set out in the statement of cash flows, a drawdown of receivables on the collection of commodity tax balances, net loss, and a build-up of accrued liabilities, principally owing to related parties as discussed below under Related Party Transactions.

For the year ended October 31, 2012, our analysis and comment on the statement of cash flows sets out that we decreased our cash resources by $69,000 made up of the following: cash consumed by operations $128,000; cash proceeds from the sale of shares received on the sale of our Belencillo project $68,000 and net funds advanced to our joint venture partner $9,000. The gross and net proceeds from the Belencillo disposition are non-recurring and no such inflows are expected in the subsequent fiscal years. In the comparable 2011 fiscal year, we increased our cash resources by $166,000 made up of the following: private placement financing proceeds of $395,000; $107,000 expended on the Lewis Gold Project; a net $3,000 collected from our joint venture partner; a $5,000 recovery of reclamation deposits; and $130,000 consumed by operations.

In the 2012 fiscal year, the principal components of our expenditures on the Lewis Project were $44,000 for the advance royalty payment, $12,000 for geological contractors, and $25,000 for land, legal, insurance and assay storage costs. In the 2011 fiscal year, the principal components of our expenditures on the Lewis Project were $41,000 for the advance royalty payment and $59,000 in land, legal, insurance and assay storage costs. Details of these costs are also set out in Note 5 to the YE Financial Statements. In 2011 we were charged $18,000 for claim costs which were refunded to us in 2012, causing a significant variance in land costs between those two years. We do not expect to be subject to such overcharges and refunds in subsequent fiscal years.

During fiscal 2011-2012 we consumed the last of the proceeds from the two financings completed in March and April 2011 which are set out in the statement of changes in shareholders’ equity. Accordingly, Madison concluded the 2012 fiscal year with a very modest working capital position of $43,000, consisting principally of a cash balance of $404,000 and $389,000 in current liabilities, of which $321,000 was owing to related parties as set out in Note 7 to the YE Financial Statements. In December 2012 we paid out USD $45,000 as our share of the advance royalty on the Lewis Project for 2013, from our cash resources. This, together with normal operating costs since the 2012 fiscal year-end, consumed all of our working capital and left Madison with a working capital deficiency. During fiscal 2012-2013 we continued to expend cash and increase the amounts owing to related parties, as set out in Note 7, with the result that at October 31, 2013 we had a working capital deficiency of $345,000. This trend has continued in the new fiscal year currently under way. This is discussed below under “Liquidity”.

Administrative costs for 2013 increased by $68,000 or 21% over 2012. The principal increased cost centres were $61,000 for office and rent costs and $38,000 for exploration costs on the Lewis project. Office and rent costs increased due to a negotiated higher proportion of shared costs in a shared office premises. Exploration costs increased principally due to geological consulting associated with preparing an updated National Instrument 43-101 technical report which is in progress at the date of this report. Administrative costs for 2012 increased by $92,000 or 39% over 2011. The largest variance was $62,000 for exploration costs on the Lewis project. In fiscal 2011 costs for this project were capitalized until a year-end impairment write-down was recognized. Other significant cost increases were for tax filing fees, salaries and office and rent costs, all arising from atypical transactions in the year, offset in part by a reduction in legal costs associated with much-reduced project activity. Among “Other Income (Expenses)” items, there were three major variances, all associated with non-recurring items: the recognition of $100,000 in non-cash share consideration on the disposition of our Belencillo project interest; a loss of $32,000 on the sale of those shares; and the absence of a very large mineral project writedown. We expect costs in fiscal 2014 to be similar to or less than in 2013 as we continue a low-budget scale of operations.

Madison Minerals Inc.
Year ended October 31, 2013
Management Discussion and Analysis
Page 4 of 8

Results of Operations – Summary of Quarterly Results

	Three Months Ended October 31, 2013	Three Months Ended July 31, 2013	Three Months Ended April 30, 2013	Three Months Ended January 31, 2013	Three Months Ended October 31, 2012	Three Months Ended July 31, 2012	Three Months Ended April 30, 2012 [Note 1]	Three Months Ended January 31, 2012
Total assets	$130,480	$138,443	$225,049	$306,282	$449,343	$498,947	$574,352	$531,715
Resource properties	nil	nil	nil	nil	nil	nil	nil	nil
Working capital (deficiency)	(345,065)	(272,833)	(164,368)	(101,386)	43,391	148,777	199,213	187,995
Shareholders’ equity (deficiency)	(335,782)	(263,550)	(153,687)	(87,470)	60,543	169,164	222,836	214,853
Revenues	nil	nil	nil	nil	nil	nil	100,000	nil
Net income (loss)	(92,262)	(111,308)	(69,307)	(145,123)	(130,665)	(56,499)	34,299	(103,505)
Earnings (loss) per share (Note 2)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	0.00	(0.00)

Note 1:	Revenue for this quarter is not in cash, is non-recurring and arises from shares received on the disposition of our interest in the Belencillo Project in Panama.

Note 2:	Losses per share for each fiscal year are less than one cent per quarter but aggregate one cent for the four quarters.

Discussion of quarterly results

During the fiscal quarter ended October 31, 2013, total assets decreased to $130,000 from $138,000 at July 31, 2013, essentially arising from reductions in cash for our operating expenses, which now include exploration expenses at the Lewis Gold Project, offset by an increase in receivable from our joint venture partner. The net income or loss experienced by Madison can be subject to wide variations arising from such matters as resource project costs, write-downs and dispositions, and stock-based compensation; these factors are inherently subject to wide variation.

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the Company while doing so. For the year ended October 31, 2013 we decreased our cash resources by $318,000 made up mainly by the $389,000 cash costs of operations, including exploration expenses of $119,000 at the Lewis Gold Project. In the comparable 2012 period, we drew down cash resources by $69,000 made up of cash operating costs of $311,000 reduced by a recovery of commodity taxes of $70,000 and by a $107,000 increase in accounts payable, and by proceeds of $68,000 from a sale of marketable securities.

In the fiscal year, the principal components of our expenditures on the Lewis Gold Project were $45,000 for the advance royalty payment, $7,000 for assays and related storage, $29,000 for contractors and geological staff, and a net $38,000 of land and legal costs. In the 2012 fiscal year, the principal components of our expenditures on the Lewis Gold Project were $44,000 for the advance royalty payment, $7,000 for assays and related storage, $12,000 for contractors and geological staff, and $17,000 in land and legal costs. Details of our 2013 and 2012 costs are set out in Note 5 to the YE Financial Statements. The significant variance in land and legal costs arose through the refund to us of $18,360 in 2012 when this cost was determined to be unlawful by the State of Nevada subsequent to its payment in 2011.

Because of proceeds from the two financings completed 35 months ago in March and April 2011, Madison concluded the 2013 fiscal year with a modest cash balance of $86,000. Working capital shows a deficiency of $345,000, primarily arising from $466,000 in current liabilities (of which $389,000 is accrued in favour of certain of our directors and officers as set out in Note 7 to the YE Financial Statements).

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as share-based payments, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. Recent quarter-by-quarter costs are now stabilizing at relatively modest levels, of which the largest components are exploration costs at the Lewis Gold Project and salaries and benefits costs. Operating expenses for the quarter ended October 31, 2013 were $69,000 compared to $110,000 in the prior fiscal year’s fourth quarter. The principal components of the decrease were

Madison Minerals Inc.
Year ended October 31, 2013
Management Discussion and Analysis
Page 5 of 8

from exploration costs, legal fees and office and rent costs. We expect costs for the subsequent quarters to be less than or similar to this most recent quarter.

The significant changes in Madison’s key financial data over the eight quarters scheduled above are attributed principally to exploration expenditures on the Lewis Gold Project in Nevada, to the material write-down recognized in fiscal 2011, and to administrative efforts in support of the project.

Results of Operations – Discussion of fourth fiscal quarter

Operating expenses for the quarter ended October 31, 2013 were $68,751 compared to an average of $109,396 in the preceding three quarters, about a 37% reduction. The decreases are noted across almost all cost centres except exploration expense, and arise largely from nil, small or diminished additions to a number of accounts including amortization costs, filing fees, transfer agent fees and office and rent costs. The Company’s administrative costs are in a period of transition in the 2014 fiscal year as it occupies and shares a much reduced space and staff.

Liquidity

Based on its period-end working capital deficiency of $345,000, Madison may reasonably be regarded as not having sufficient funds to meet its general and administrative expenses and its share of the probable costs of carrying the Lewis Gold Project for the current 2013-2014 fiscal year in progress. However, as set out in Related Party Transactions below, related parties who are creditors in respect of $389,000 in accrued liabilities as at the year end have agreed informally to defer their claims to be paid. Because of this deferral, Madison is expected to have sufficient funds to meet a very carefully managed and diminished level of its expenses and costs described above. Programs and budgets for 2014 for the Lewis Gold Project will conform to the funds available and are expected to be minimal. The two financings completed in March and April 2011 provide some evidence of our ability to finance in recent years. Management acknowledges that current market conditions at the date of this report are significantly unfavorable to providing equity funding to junior exploration companies such as Madison.

Capital Resources

At October 31, 2013 and to the date of this report, Madison has a modest cash position but its working capital position is at the date of this report negative, mitigated by the fact that certain related parties who are creditors in respect of $389,000 in accrued liabilities have to date informally agreed to defer their claims to be paid.

Related Party Transactions

During the year ended October 31, 2013, Madison paid or accrued salaries and benefits of $76,440 to Chet Idziszek, the Chairman of the Board and Chief Executive Officer for executive management services, paid or accrued a director’s fee of $6,000 to each of independent directors Vivian Danielson and Robert Sibthorpe, and paid or accrued $5,500 to a law firm controlled by J. G. Stewart, Corporate Secretary and a Director, for legal services. As at October 31, 2013, accounts payable and accrued liabilities included $258,130 due to Mr. Idziszek for accrued unpaid salary, $96,600 to Mr. Stewart’s law firm for accrued and unbilled legal fees, and $17,000 to each of directors Sibthorpe and Danielson for accrued directors’ fees. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the Company and the related parties. These related party creditors have agreed informally with Madison to not seek payment of these amounts until the Company is in a position to pay or otherwise settle these liabilities.

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), reclamation deposits, and trade and other payables. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash and marketable securities are carried at fair value using a level 1 fair value measurement. The fair values of our other financial instruments are approximately equal to their carrying values due to short maturity terms. As at October 31, 2013, of our total current assets of $121,197 the amount of $36,296 or 30% represented the translated value of U.S. dollar bank holdings and a U.S. dollar receivable, exposing the Company, on an accounting basis, to a very modest foreign exchange risk. At October 31, 2013 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. Our marketable securities are measured at fair value

Madison Minerals Inc.
Year ended October 31, 2013
Management Discussion and Analysis
Page 6 of 8

based on quoted market prices, using the closing bid price at the statement of financial position date. This is consistent with level 1 of the fair value hierarchy described in Note 10 to the YE Financial Statements.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.14 to a low of $0.025 in the period beginning November 1, 2011 and ending on the date of this report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will improve from current valuations. For many recent months, the price of the Company’s shares has been at the low end of this range.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is a low likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could have a materially adverse affect on the financial performance of the Company.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company presently has minimal financial resources to undertake its share of the carrying cost of the Lewis Gold Project or to provide for administrative costs for the coming year. Further exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, equity financing, debt financing, or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Recent IFRS Pronouncements

Presentation of Financial Statements

Effective November 1, 2012 the Company adopted amended disclosure requirements for items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The adoption of this standard has not had a significant effect on its consolidated financial statements.

Madison Minerals Inc.
Year ended October 31, 2013
Management Discussion and Analysis
Page 7 of 8

Financial Instruments: Disclosures

Effective November 1, 2013 the Company adopted amended IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company does not believe the adoption of this standard will have a significant effect on its consolidated financial statements.

Consolidated Financial Statements

Effective November 1, 2013 the Company adopted IFRS 10, Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. The adoption of this standard has not had a significant effect on our consolidated financial statements.

Joint Arrangements

Effective November 1, 2013 the Company adopted IFRS 11 Joint Arrangements which establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. The adoption of this standard has not had a significant effect on our consolidated financial statements.

Disclosure of Involvement with Other Entities

Effective November 1, 2013 the Company adopted IFRS 12, Disclosure of Involvement with Other Entities which requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The adoption of this standard has not had a significant effect on our consolidated financial statements.

Fair Value Measurement

Effective November 1, 2013 the Company adopted IFRS 13, Fair Value Measurement which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment; leasing transactions within the scope of IAS 17, Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories or value in use in IAS 36, Impairment of Assets. The adoption of this standard has not had a significant effect on our consolidated financial statements.

Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. The adoption date for this proposed standard has been deferred by the IASB until an undetermined future date beyond 2015. The Company will commence evaluating the impact the final standard is expected to have on its consolidated financial statements as the actual adoption date is approached.

Madison Minerals Inc.
Year ended October 31, 2013
Management Discussion and Analysis
Page 8 of 8

Statutory Disclosure

Important additional information about Madison, including previous financial statements, news releases and material change reports, is available on the SEDAR website – www.sedar.com.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 40,906,727 were outstanding at October 31, 2013 and as at the date hereof.

At October 31, 2013 and the date of this report Madison had no incentive stock options outstanding as set out in Note 6(d) to the YE Financial Statements. During the fiscal year 750,000 stock options exercisable at $0.25 per share expired without being exercised.

At October 31, 2013 and the date of this report Madison had 1,000,000 share purchase warrants outstanding as set out in Note 6(f) to the YE Financial Statements, exercisable at $0.16 per share for a term expiring in April 2015. As set out in Note 6(f), in April 2013 the term of the warrants in respect of these shares was extended by two years.

Vancouver, British Columbia	ÐÑÐÑÐÑ	February 25, 2014

We recommend that users of this report read the Cautionary Statements following.

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, (ii) our expectation that certain related party creditors will continue to defer the payment of substantial amounts accrued and owing to them, and (iii) estimates of share-based payments expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.